03015870

AB 5/7/03

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-38083

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SunAmerica Securities Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2800 North Central Ave. Suite 2100
(No. and Street)

Phoenix (City) AZ (State) 85004 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James Cannon 619-471-3710
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PRICEWATERHOUSE COOPERS LLP
(Name – *if individual, state last, first, middle name*)

350 South Grand Ave. (Address) Los Angeles (City) CA (State) 90071-3405 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 19 2003
THOMSON FINANCIAL

SEC MAIL RECEIVED PROCESSING SECTION
MAY 01 2003
WASH. D.C. 180

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James Cannon, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SunAmerica Securities Inc., as of December, 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
RITA L. SONCHIK
NOTARY PUBLIC-ARIZONA
MARICOPA COUNTY
My Comm. Expires June 7, 2005

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SunAmerica Securities, Inc. and Subsidiaries

An indirect wholly owned subsidiary of
American International Group, Inc.

Report on Consolidated Statement of Financial Condition
December 31, 2002

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
750 B Street, Suite 2900
San Diego CA 92101
Telephone (619) 744 8000

Report of Independent Accountants

To the Stockholder of
SunAmerica Securities, Inc.

In our opinion, the accompanying consolidated statement of financial condition presents fairly, in all material respects, the consolidated financial position of SunAmerica Securities, Inc. and its subsidiaries (the "Company") as of December 31, 2002, in conformity with accounting principles generally accepted in the United States of America. This consolidated financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this consolidated financial statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

April 29, 2003

SunAmerica Securities, Inc. and Subsidiaries
An indirect wholly owned subsidiary of American International Group, Inc.
Consolidated Statement of Financial Condition
December 31, 2002

Assets	
Cash and cash equivalents	$40,371,000
Restricted cash	5,000
Accounts receivable	
Concessions	4,218,000
Other, net	3,419,000
Securities owned, at market value	810,000
Prepaid expenses and other assets	5,204,000
Notes receivable from registered representatives	1,235,000
Property, equipment, software and leasehold improvements, net	2,552,000
Goodwill, net	1,536,000
Deferred taxes	6,708,000
Total assets	$66,058,000
Liabilities	
Commissions payable	$ 4,871,000
Deferred commissions payable	4,407,000
Payables to affiliated companies, net	3,280,000
Income taxes payable to SunAmerica	9,102,000
Other accrued liabilities	2,027,000
Total liabilities	23,687,000
Commitments and contingencies (Note 8)	
Shareholder's equity:	
Capital stock - no par value; 1,000 shares authorized; 50 shares issued and outstanding	1,000
Additional paid-in capital	25,320,000
Accumulated other comprehensive income	871,000
Retained earnings	16,179,000
Total shareholder's equity	42,371,000
Total liabilities and shareholder's equity	$66,058,000

The accompanying notes are an integral part of this financial statement.

1. Organization and Operations

SunAmerica Securities, Inc (the "Company") is a wholly owned subsidiary of AIG Advisors Group (the "Parent" or the "Group"), which is a wholly owned subsidiary of AIG SunAmerica, Inc. ("SunAmerica"), which is wholly owned by American International Group, Inc. ("AIG"). The Company is a broker-dealer registered with the National Association of Securities Dealers, Inc. and the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, and an investment advisor registered under the Investment Advisors Act of 1940. The Company's primary business is the sale of financial products through its independent registered representatives. The Company's registered representatives sell financial products sponsored by AIG, SunAmerica, other affiliates (collectively, the "Affiliates"), as well as other unaffiliated companies. The Company clears all transactions through an unaffiliated broker-dealer on a fully disclosed basis.

AIG Japan Securities, Inc. ("AIG JS") is a wholly owned subsidiary of the Company. On April 30, 2002, the Tokyo, Japan branch of AIG JS was registered as a broker-dealer in Japan for the purposes of selling in Japan non-U.S. institutional mutual fund and other financial products, primarily sponsored by foreign AIG affiliates. AIG JS began operations on May 20, 2002. In connection with the commencement of AIG JS operations, SunAmerica has agreed to reimburse the Company for any AIG JS net losses.

2. Significant Accounting Policies

Basis of Presentation
AIG JS reports on a fiscal year ending November 30 consistent with certain other AIG foreign subsidiaries. The accompanying consolidated financial statements include the accounts of the Company, AIG JS and other wholly owned subsidiaries (all inactive). All material intercompany accounts and transactions have been eliminated.

Translation of Foreign Currency
Financial statement accounts expressed in foreign currencies are translated into U.S. dollars in accordance with Statement of Financial Accounting Standards ("SFAS") No. 52, *Foreign Currency Translation*. Under SFAS No. 52, functional currency assets and liabilities are translated into U.S. dollars generally using the current rate of exchange prevailing at the statement of financial condition date of the subsidiary and the related translation adjustments are recorded as a separate component of comprehensive income, net of any related taxes in capital funds. The functional currency is generally the currency of the local operating environment. Statement of operations accounts expressed in functional currency are translated using the average exchange rate. Exchange gains and losses resulting from foreign currency transactions are also recorded in income currently.

Cash and Cash Equivalents
Cash includes cash in bank, overnight investments, commercial paper and money market mutual funds available on demand.

Securities Owned, at Market Value
Securities owned, at market value, consisting primarily of corporate and municipal bonds, are carried at market.

Notes Receivable from Registered Representatives

Notes receivable from registered representatives consist of interest bearing loans with maturities ranging from one to five years.

Property, Equipment, Software and Leasehold Improvements
Property, equipment, software and leasehold improvements are recorded at cost less accumulated depreciation. Depreciation is provided on a straight-line basis over the useful lives of the assets, currently estimated to be three to five years.

Goodwill
The Company has adopted the provisions of Statement of Financial Accounting Standards No. 142, *Goodwill and Other Intangible Assets*, as of January 1, 2002. This statement establishes new standards for accounting for goodwill and intangible assets acquired outside of, and subsequent to, a business combination. Under the new standards, goodwill and intangible assets with indefinite useful lives are no longer being amortized, but are tested for impairment annually or when an event occurs or circumstances change that signify the existence of impairment. In September 2002, the Company tested for the impairment of goodwill, and concluded that there was no impairment of goodwill. As part of its test for impairment, the Company considered profitability, an assessment of the fair value as well as the overall market value of the Company compared to its net book value.

Income Taxes
The Company is included in the AIG consolidated federal income tax return. For financial reporting purposes, income taxes are recorded as if a separate company return were filed. Accordingly, deferred tax assets and liabilities reflect the future tax consequences of the temporary differences between the financial reporting and tax bases of assets and liabilities using current tax rates.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the recorded amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Property, Equipment, Software and Leasehold Improvements

Property, equipment, software and leasehold improvements consist of the following as of December 31, 2002:

Computer hardware and software	$ 9,711,000
Furniture and equipment	3,019,000
Leasehold improvements	385,000
	13,115,000
Less accumulated depreciation	(10,563,000)
	$ 2,552,000

4. **Related Party Transactions**

The Company's compensation and employee benefits are paid by SunAmerica on behalf of the Company and the Company reimburses SunAmerica.

AIG affiliates in Japan provide management, general and administrative services to AIG JS.

5. **Net Capital Requirements**

Under Rule 15c3-1 of the Securities Exchange Act of 1934 (the "Rule"), the Company is required to maintain a minimum net capital amount. The Company elected to use the alternative method, permitted by the Rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit balances arising from customers' transactions, as defined. At December 31, 2002, the Company had net capital of $13,214,000, which was $12,964,00 in excess of the amount required.

AIG JS is subject to the capital requirements of Japan's Financial Supervisory Agency ("FSA"), which requires all broker-dealers in Japan to calculate and maintain their capital adequacy ratio over 140% on a daily basis, and report to FSA on a monthly basis. As of November 30, 2002, AIG JS was in compliance with the required capital adequacy ratio. In the opinion of Company management, the operations of AIG JS are not subject to regulatory supervision in the U.S.

6. **Deferred Commissions Payable**

The Company has an incentive plan to compensate registered representatives who produce substantial business for the Company on a continuing basis. The Company accrues 5% of qualified commissions, as defined, and an assumed investment return less the affect of expected forfeitures, to the plan each year. Participants become fully vested in the annual contributions at the end of five years provided their qualified commissions meet a defined minimum level each year and that they are still registered representatives of the Company. For plan years beginning January 1, 1991, any amounts forfeited by disqualified participants are reallocated to the Company.

7. **Income Taxes**

The tax effect of temporary differences which gave rise to deferred tax assets and liabilities for the year ended December 31, 2002 is as follows:

Deferred commissions	$ 6,935,000
Other	(227,000)
	$ 6,708,000

8. **Commitments and Contingencies**

Litigation
The Company is involved in various claims and lawsuits arising in the normal conduct of its business. In the opinion of management, the amounts which will ultimately be required, if any, in connection with these matters will have no material effect on the financial position or the results of operations of the Company.

Deferred Compensation
The Parent has established a nonqualified deferred compensation plan in which certain of the Company's registered representatives may elect to participate along with registered representatives of other affiliated companies on a national basis. The amounts owed by the Company are paid into a trust account maintained by an unaffiliated company. The value of the deferred compensation fluctuates with the value of the deferred investment alternatives chosen. AIG has provided a full and unconditional guarantee of the obligations to pay the deferred compensation under the plan.

Clearing Broker-dealer
The Company clears the majority of its securities transactions through clearing brokers on a fully disclosed basis. Pursuant to the terms of the agreements between the Company and the clearing brokers, the clearing brokers have the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations.

As the right to charge the Company has no maximum amount and applied to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to their right. At December 31, 2002, the Company has recorded no liabilities with regard to the right. During 2002, the Company made no payments to clearing brokers related to these guarantees.

In addition, the Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. The Company monitors the credit standing of the clearing brokers and all counterparties with which it conducts business.

Leases
The Company has a non-cancelable lease for its office space, which expires in 2006. The lease provided for abatements during the first twelve months of the lease term. The effect of the rent abatement is being recognized on a straight-line basis over the lease term. The lease also provides for certain rent increases on each anniversary of the lease commencement date. For financial reporting purposes, rent expense is charged to operations on a straight-line basis over the term of the lease. At December 31, 2002, the aggregate minimum annual obligations under all operating leases were as follows:

Year Ending December 31,	
2003	$ 959,000
2004	977,000
2005	736,000
2006	26,000
Thereafter	6,000
	$ 2,704,000

9. **Consolidated Subsidiary**

The following is a summary of certain financial information of AIG JS:

Total assets	$ 9,518,000
Total liabilities	252,000
Total stockholder's equity	9,266,000

These accounts of AIG JS are not included in the Company's computation of net capital.